

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 12, 2011

Via Email
Douglas Lindroth
Chief Financial Officer
Limelight Networks, Inc.
2220 West 14th Street
Tempe, AZ 85281

> **Re:** **Limelight Networks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 11, 2011**
> **File No. 001-33508**

Dear Mr. Lindroth:

We have reviewed your letter dated June 17, 2011 in connection with the above-referenced filings and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 54

1. We note in your response to our prior comment 3 you state that the amount traffic and average unit sales price are two of many factors which may impact revenue. However, since these are the factors you discuss in MD&A as contributing to fluctuations in revenue, they appear to be significant to your discussion and we continue to believe quantifying these metrics would provide investors with useful information. In this regard, in your response to our prior comment 2 you explain how usage is measured in your contracts. Please tell us whether usage is how management measures traffic and your consideration of disclosing usage, or percent change in usage, as a means of quantifying

traffic in your network. If usage is not how you measure traffic, please tell us what other measure you use.   Further, with regard to the average unit sales price, we note in your response you believe quantifying the change may cause you competitive harm. Please tell us how you considered disclosing such an amount in terms of a percent change period over period.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Melissa Feider, Staff Accountant at (202) 551-3379 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ryan Houseal, Staff Attorney, at (202) 551-3105 or Maryse Mills-Apenteng, Special Counsel, at (202) 551-3457. If you require further assistance, do not hesitate to contact me at (202) 551-3349.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief